Exhibit 99.5

November 11, 2025

VisionSys AI Inc

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Dear Mr. Wang:

Subject to the terms and conditions of this letter agreement (the "Agreement") between Maxim Group LLC, as the lead placement agent ("Maxim") (Maxim is also referred to herein as the "Placement Agent"), and VisionSys AI Inc, a Cayman Islands company (the "Company"), the parties hereby agree that the Placement Agent shall serve as the placement agent for the Company, on a "reasonable best efforts" basis, in connection with the proposed placement (the "Placement") of up to $12,000,000.00 of registered securities of the Company, consisting of: (i) Class A ordinary shares, no par value (the "Ordinary Shares") represented by American Depositary Shares (the "ADSs"), with each ADS representing two hundred fifty Ordinary Shares, (ii) pre- funded warrants to purchase Ordinary Shares represented by ADSs (the "Pre-Funded Warrants"), and (iii) Series A Warrants to purchase ADSs (the "Ordinary Warrants" and collectively with the Pre-Funded Warrants, the "Warrants"). The ADSs and Warrants actually placed by the Placement Agent are referred to herein as the "Placement Agent Securities." The Placement Agent Securities and Ordinary Shares Represented by ADSs issuable upon the exercise of the Warrants shall be offered and sold under the Company's registration statement on Form F-3, as amended (File No. 333-284305), which was declared effective by the Securities and Exchange Commission (the "Commission") on August 21, 2025. The documents executed and delivered by the Company and the Purchasers (as defined below) in connection with the Placement, including, without limitation, a securities purchase agreement (the "Purchase Agreement"), shall be collectively referred to herein as the "Transaction Documents."

The terms of the Placement shall be mutually agreed upon by the Company and the purchasers listed in the Purchase Agreement (each, a "Purchaser" and collectively, the "Purchasers"), and nothing herein constitutes that the Placement Agent would have the power or authority to bind the Company or any Purchaser, or an obligation for the Company to issue any Placement Agent Securities or complete the Placement. The Company expressly acknowledges and agrees that the Placement Agent's obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Placement Agent Securities and does not ensure the successful placement of the Placement Agent Securities or any portion thereof or the success of the Placement Agent with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement. Certain affiliates of the Placement Agent may participate in the Placement by purchasing some of the Placement Agent Securities. The sale of Placement Agent Securities to any Purchaser will be evidenced by the Purchase Agreement between the Company and such Purchaser, in a form reasonably acceptable to the Company and the Purchaser. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. With respect to the Placement Agent Securities, each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement, is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the date of the sale of the Placement Agents Securities (the "Closing Date"), hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that there are no affiliations with any Financial Industry Regulatory Authority ("FINRA") member firm participating in the Placement among the Company's officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater stockholder of the Company.

The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Company’s Board of Directors, a committee of the Company’s Board of Directors or the Company’s shareholders in connection herewith other than in connection with the Required Approvals (as defined in the Purchase Agreement). This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

The execution, delivery and performance by the Company of this Agreement, the issuance and sale of the Placement Agent Securities and the consummation by it of the transactions contemplated hereby do not and will not

(i) conflict with or violate any provision of the Company’s or any Subsidiary’s memorandum of association, articles of association, certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien (as defined in the Purchase Agreement) upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or

(iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect (as defined in the Purchase Agreement).

B. Covenants of the Company. The Company covenants and agrees to continue to retain (i) a firm of Public Company Accounting Oversight Board independent registered public accountants for a period of at least two (2) years after the Closing Date and (ii) a reputable depositary with respect to the ADSs for a period of two (2) years after the Closing Date, provided the Company is then subject to the reporting requirement of the Exchange Act (as defined below). Furthermore, for twenty (20) days after the Closing Date, the Company and any Subsidiary shall not, (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Ordinary Shares or Ordinary Share Equivalents; or (ii) file or cause to be filed any registration statement or amendment or supplement thereto, other than the Prospectus Supplement or filing a registration statement on Form S-8 in connection with any employee benefit plan; provided, however, such restrictions shall not apply with respect to an Exempt Issuance. In addition, for twenty (20) days after the Closing Date, the Company shall not effect or enter into an agreement to effect any issuance of ADSs, Ordinary Shares or Ordinary Share Equivalents involving a Variable Rate Transaction. "Variable Rate Transaction" means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional ADSs or Ordinary Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the ADSs and Ordinary Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for ADSs or Ordinary Shares or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an “at-the-market” offering”, whereby the Company may issue securities at a future determined price, regardless of whether shares pursuant to such agreement have actually been issued and regardless of whether such agreement is subsequently cancelled. The Placement Agent shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

SECTION 2. REPRESENTATIONS OF THE PLACEMENT AGENT. The Placement Agent represents and warrants that it (i) is a member in good standing of the FINRA, (ii) is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) is licensed as a broker/dealer under the laws of the United States of America, applicable to the offers and sales of the Placement Agent Securities by the Placement Agent, (iv) is and will be a corporate body validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status with respect to subsections (i) through (v) above. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3. COMPENSATION. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent and/or its respective designees the following compensation:

A.	A cash fee of 6.0% of the aggregate purchase price paid by Purchasers at the Closing (the "Cash Fee"). The Placement Agent reserves the right to reduce any item of compensation or adjust the terms thereof as specified herein in the event that a determination is made by FINRA to the effect of the Placement Agent's aggregate compensation is in excess of that permitted by FINRA Rules or that the terms thereof require adjustment.

B.	Such number of warrants (the “Placement Agent Warrants”) to the Placement Agent or its designees at the Closing Date to purchase Ordinary Shares represented by ADSs equal to 2.0% of the aggregate number of Placement Agent Securities sold in the Placement. The Placement Agent Warrants exercise price shall be 100% of the offering price of the Placement Agent Securities, shall have an expiration date of 5 years from the commencement oof sales and be in substantially the same form as the Ordinary Warrants issued in the Placement.

C.	Upon the Closing of the Placement, for a period of twelve (12) months after the Closing Date, the Company grants the Placement Agent the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public and private equity, equity-linked, or debt offerings (excluding commercial bank debt) for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering, during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company (a “Subsequent Offering”); provided, however, this right of first refusal shall not apply to Cryptocurrency Activities (as defined in the Engagement Agreement). The Company shall provide the Placement Agent with written notice of its election to engage in a Subsequent Offering, which notice shall describe the proposed terms and conditions of such Subsequent Offering. The Placement Agent shall notify the Company within ten (10) Business Days of its receipt of the written offer contemplated above as to whether it agrees to accept such retention. If the Placement Agent declines to exercise its right of first refusal, the Company shall have the right to retain any other entity or person in connection with the Subsequent Offering on terms which are not materially more favorable to such other entity or person than the terms declined by the Placement Agent. If the Placement Agent should decline to exercise its right of first refusal, the Company shall have no further obligation to the Placement Agent with respect to such other Subsequent Offering, except as otherwise provided for herein.

SECTION 4. EXPENSES. The Company agrees to pay all costs, fees and expenses incurred by the Company in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including, without limitation: (i) all expenses incident to the issuance, delivery and qualification of the Placement Agent Securities (including all printing and engraving costs); (ii) all fees and expenses of the depositary of the ADSs; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Placement Agent Securities; (iv) all fees and expenses of the Company's counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectus and the Prospectus Supplement, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, reasonable attorneys' fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Placement Agent Securities for offer and sale under the state securities or blue sky laws or the securities laws of any other country; (vii) the fees and expenses associated with including the Placement Agent Securities on the Trading Market; (viii) up to $50,000 for accountable expenses related to legal fees of counsel to the Placement Agent and associated with the i-Deal system and NetRoadshow, background check expenses, tombstones and marketing related expenses, including road show expenses incurred by the Placement Agent in connection with the Placement, in the event of a Closing and up to $25,000 in the event that there is not a Closing.

SECTION 5. INDEMNIFICATION.

A.	The Company agrees to indemnify and hold harmless the Placement Agent, its affiliates and each person controlling the Placement Agent (within the meaning of Section 15 of the Securities Act), and the directors, officers, agents and employees of the Placement Agent, its affiliates and each such controlling person (the Placement Agent, and each such entity or person, an “Indemnified Person”) from and against any losses, claims, damages, judgments, assessments, costs and other liabilities (collectively, the “Liabilities”), and shall reimburse each Indemnified Person for all reasonable fees and expenses (including the reasonable fees and expenses of one counsel for all Indemnified Persons, except as otherwise expressly provided herein) (collectively, the “Expenses”) as they are incurred by an Indemnified Person in investigating, preparing, pursuing or defending any actions, whether or not any Indemnified Person is a party thereto, (i) caused by, or arising out of or in connection with, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or the Prospectus or Prospectus Supplement or by any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (other than untrue statements or alleged untrue statements in, or omissions or alleged omissions from, information relating to an Indemnified Person furnished in writing by or on behalf of such Indemnified Person expressly for use in the Registration Statement) or (ii) otherwise arising out of or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated thereby or any Indemnified Person's actions or inactions in connection with any such advice, services or transactions; provided, however, , the Company shall not be responsible for any Liabilities or Expenses of any Indemnified Person that are finally judicially determined to have resulted primarily from such Indemnified Person's (x) gross negligence or willful misconduct in connection with any of the advice, actions, inactions or services referred to above or (y) use of any offering materials or information concerning the Company in connection with the offer or sale of the Placement Agent Securities in the Offering which were not authorized for such use by the Company and which use constitutes gross negligence or willful misconduct. The Company also agrees to reimburse each Indemnified Person for all Expenses as they are incurred in connection with enforcing such Indemnified Person's rights under this Agreement.

B.	Upon receipt by an Indemnified Person of actual notice of an action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall promptly notify the Company in writing; provided that failure by any Indemnified Person so to notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise to such Indemnified Person, except to the extent the Company shall have been prejudiced by such failure. The Company shall, if requested by the Placement Agent, assume the defense of any such action including the employment of counsel reasonably satisfactory to the Placement Agent, which counsel may also be counsel to the Company. Any Indemnified Person shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company has failed promptly to assume the defense and employ counsel or (ii) the named parties to any such action (including any impeded parties) include such Indemnified Person and the Company, and such Indemnified Person shall have been advised in the reasonable opinion of counsel that there is an actual conflict of interest that prevents the counsel selected by the Company from representing both the Company (or another client of such counsel) and any Indemnified Person; provided that the Company shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel for all Indemnified Persons in connection with any action or related actions, in addition to any local counsel. The Company shall not be liable for any settlement of any action effected without its written consent (which shall not be unreasonably withheld). In addition, the Company shall not, without the prior written consent of the Placement Agent (which shall not be unreasonably withheld), settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action in respect of which indemnification or contribution may be sought hereunder (whether or not such Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from all Liabilities arising out of such action for which indemnification or contribution may be sought hereunder. The indemnification required hereby shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

C.	In the event that the foregoing indemnity is unavailable to an Indemnified Person other than in accordance with this Agreement, the Company shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect (i) the relative benefits to the Company, on the one hand, and to the Placement Agent and any other Indemnified Person, on the other hand, of the matters contemplated by this Agreement or (ii) if the allocation provided by the immediately preceding clause is not permitted by applicable law, not only such relative benefits but also the relative fault of the Company, on the one hand, and the Placement Agent and any other Indemnified Person, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Company contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by the Placement Agent pursuant to this Agreement. For purposes of this paragraph, the relative benefits to the Company, on the one hand, and to the Placement Agent on the other hand, of the matters contemplated by this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid to or received or contemplated to be received by the Company in the transaction or transactions that are within the scope of this Agreement, whether or not any such transaction is consummated, bears to (b) the fees paid to the Placement Agent under this Agreement. Notwithstanding the above, no person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act, as amended, shall be entitled to contribution from a party who was not guilty of fraudulent misrepresentation.

D.	The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with advice or services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, the transactions contemplated thereby or any Indemnified Person's actions or inactions in connection with any such advice, services or transactions except for Liabilities (and related Expenses) of the Company that are finally judicially determined to have resulted solely from such Indemnified Person's gross negligence or willful misconduct in connection with any such advice, actions, inactions or services.

E.	The reimbursement, indemnity and contribution obligations of the Company set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person's services under or in connection with, this Agreement.

SECTION 6. ENGAGEMENT TERM. The Placement Agent's engagement hereunder will be until the Closing Date. The date of termination of this Agreement is referred to herein as the "Termination Date." In the event, however, in the course of the Placement Agent's performance of due diligence it deems, it necessary to terminate the engagement, the Placement Agent may do so prior to the Termination Date. The Company may elect to terminate the engagement hereunder for any reason prior to the Termination Date but will remain responsible for fees pursuant to Section 3 hereof with respect to the Placement Agent Securities if sold in the Placement. Notwithstanding anything to the contrary contained herein, the provisions concerning the Company's obligation to pay any fees actually earned pursuant to Section 3 hereof and the provisions concerning confidentiality, indemnification and contribution contained herein, as well as provisions in Sections 10 - 14 hereof will survive any expiration or termination of this Agreement. If this Agreement is terminated prior to the completion of the Placement, all fees due to the Placement Agent as set forth in Section 3 and Section 4 shall be paid by the Company to the Placement Agent on or before the Termination Date (in the event such fees are earned or owed as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to the Placement Agent by the Company for any purposes other than those contemplated under this Agreement. In addition, following Closing of the Placement (other than for Cause), if within twelve (12) months following such time, the Company completes any financing of equity, equity-linked, convertible or debt or other capital raising activity with, and receives any proceeds from, any of the investors contacted or introduced by the Placement Agent during its Engagement Period (as defined in the Engagement Agreement), then the Company will pay the Placement Agent upon the closing of such financing or receipt of such proceeds, with respect to the proceeds received from such investors, the compensation set forth herein; provided, however, no payment shall be made to the Placement Agent in connection with Cryptocurrency Activities (as defined in the Engagement Agreement). “Cause,” for the purpose of this Agreement, shall mean, as determined by a court of competent jurisdiction, the Placement Agent’s gross negligence, willful misconduct, or a material breach of this Agreement, after being notified in writing of such conduct, and not curing such alleged conduct within ten (10) business days of notification of such alleged wrongful conduct.

SECTION 7. PLACEMENT AGENT INFORMATION. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in its evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent's prior written consent.

SECTION 8. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the indemnification provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 9. CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Placement Agent Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company contained herein and in the Purchase Agreement, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent:

A.	All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Placement Agent Securities, and all other legal matters relating to this Agreement and the transactions contemplated hereby with respect to the Placement Agent Securities shall be reasonably satisfactory in all material respects to the Placement Agent.

B.	The Placement Agent shall have received from each of the Company's U.S. Counsel, Hunter Taubman Fischer & Li LLC, Company’s Cayman Islands Counsel, Conyers Dill & Pearman LLP, and from the Depositary’s counsel, Patterson Belknap Webb & Tyler LLP, each addressed to the Placement Agent in form and substance satisfactory to the Placement Agent such counsel's written opinion with respect to the Placement Agent Securities, including without limitation, a negative assurance letter, addressed to the Placement Agent and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent.

C.	The Placement Agent shall have received executed Lock-Up Agreements from the Company's executive officers and directors.

D.	ADSs sold in the Placement, including ADSs issuable upon the exercise of the Warrants, must be registered under the Exchange Act. The Company shall have taken no action designed to, or likely to have the effect of, terminating the registration of the ADSs under the Exchange Act or delisting or suspending from trading the ADSs from the Trading Market or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Market or other U.S. applicable national exchange is contemplating terminating such registration or listing, except as disclosed in the Registration Statement, the Prospectus and the Prospectus Supplement.

E.	No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Placement Agent Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Placement Agent Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

F.	The Company shall have entered into a Purchase Agreement with each of the Purchasers of the Placement Agent Securities that at their option choose to enter into a Purchase Agreement and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed upon between the Company and the Purchasers.

G.	FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent's counsel to make on the Company's behalf, any filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110 with respect to the Placement and pay all filing fees required in connection therewith.

H.	The Placement Agent shall have received from each of Marcum Asia CPAs LLP and Assentsure PAC, or such other independent registered public accounting firms of the Company, letters dated as of the Closing Date, respectively, in each case addressed to the Placement Agent in form and substance satisfactory in all respects to the Placement Agent and its counsel.

I.	The Placement Agent shall have received a certificate and a bringdown certificate on the date hereof and the Closing Date from the Company’s chief financial officer, in each case, addressed to the Placement Agent in form and substance satisfactory in all respects to the Placement Agent and its counsel.

J.	The Placement Agent shall have received customary certificates of the Company's executive officers, as to the accuracy of the representations and warranties contained in the Purchase Agreement, and a certificate of the Company's secretary certifying (i) that the Company's charter documents are true and complete, have not been modified and are in full force and effect; (ii) that the resolutions of the Company's Board of Directors relating to the Placement are in full force and effect and have not been modified; and (iii) as to the incumbency of the officers of the Company.

If any of the conditions specified in this Section 9 shall not have been fulfilled when and as required by this Agreement, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the Closing Date. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 10. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State, without regard to principles of conflicts of law. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

SECTION 11. ENTIRE AGREEMENT/MISCELLANEOUS. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by both the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the Closing Date of the Placement and delivery of the Placement Agent Securities for the applicable statute of limitations. Notwithstanding anything herein to the contrary, the Engagement Agreement, dated September 25, 2025 (“Engagement Agreement”), between the Company and the Placement Agent shall continue to be effective and the terms therein shall continue to survive and be enforceable by the Placement Agent in accordance with its terms (including, for the avoidance of doubt, the indemnification provisions included therein), provided that, in the event of a conflict between the terms of the Engagement Agreement and this Agreement, the terms of this Agreement shall prevail. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 12. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by an internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agent shall, on and after the Closing Date, have the right to reference the Placement and the Placement Agent's role in connection therewith in the Placement Agent's marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

SECTION 14. PAYMENTS. All payments made or deemed to be made by the Company to the Placement Agent, its affiliates, stockholders, directors, officers, employees, members and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, a "Payee"), if any, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (other than taxes on net income or similar taxes) imposed or levied by or on behalf of the Cayman Islands or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by the Payee of the amounts that would otherwise have been receivable in respect thereof. For the avoidance of doubt, all sums payable, paid or deemed payable under this Agreement shall be considered exclusive of value added tax, sales tax or other similar taxes which shall be borne by, paid, collected and remitted by the Company in accordance with applicable law.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to the Placement Agent the enclosed copy of this Agreement.

The foregoing Agreement is hereby accepted and agreed to as of the date first written above.

MAXIM GROUP LLC

By:
Name:	[ ]
Title:	[ ]

Address for Notice:
Attn:	[ ]
Email:	[ ]

[Signature Page to Placement Agency Agreement]

Accepted and Agreed to as of the date first written above:

VISIONSYS AI INC

By:
Name:	Heng Wang
Title:	Chief Executive Officer

Address for Notice:

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Email: info@visionsysai.com

With a copy to (which shall not constitute notice)

[Signature Page to Placement Agency Agreement]